Correspondence

Dufford & Brown, P.C. 1700 Broadway, Suite 2100 Denver, CO 80290 T +1 303 861-8013 F +1 303 832-3804 www.duffordbrown.com

November 4, 2015

VIA EDGAR

Karina Dorin, Attorney-Advisor
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	PetroShare Corp. Post-Effective Amendment No. 4 to Form S-1 Filed November 4, 2015 SEC File No. 333-198881

Dear Ms. Dorin:

Our client, PetroShare Corp. (the "Company"), has filed today Post-Effective Amendment No. 4 to the registration statement on Form S-1, File No. 333-198881 ("Amendment No. 4"). Amendment No. 4 and the enclosed prospectus contain revisions responsive to the comments of the staff contained in its letter of July 31, 2015.

On the Company's behalf, the following represents responses to the staff's comments contained in that letter:

Post-Effective Amendment No. 1 to Registration Statement on Form S-1

General

Comment No. 1. Comment complied with. The Company undertakes to provide a copy of the letter, or will have FINRA call your office, informing you that FINRA has cleared the filing prior to the Company making a request for acceleration.

November 4, 2015
Karina Dorin, Attorney-Advisor
Division of Corporation Finance
Securities and Exchange Commission

Underwriting/Plan of Distribution, page 49

Comment No. 3. Comment complied with. The Company has disclosed the number of shares the underwriter has agreed to purchase on the closing date.
Closing Comments

The Company undertakes to provide the standard "Tandy" representations in its request for acceleration.

With the changes included in this Amendment No. 4, the Company believes that the registration statement is complete and accurate and requests the staff consent to the filing thereof. The Company and its underwriter hope to submit a request for acceleration later this week. The Company requests that the staff contact it as soon as practical with any additional comments in order that those comments can be addressed expeditiously.

Please direct any questions regarding the Company's response or the registration statement to me at (303) 837-6325 or dbabiarz@duffordbrown.com.

Sincerely,

DUFFORD & BROWN, P.C.

/s/ David J. Babiarz

David J. Babiarz

cc:	Stephen J. Foley, PetroShare Corp. W. Edward Schenkein, CPA, SingerLewak LLP Bruce C. Rosetto, Esq., Greenberg Traurig, P.A.